JANGIT ENTERPRISES, INC.

November 16, 2021

Attn:Jan Woo, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:Jangit Enterprises, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 30, 2021

File No. 333-254934

Ladies and Gentlemen:

Jangit Enterprises, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 10, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.We note the revised disclosure on page 26 in response to prior comment 4 that your product will be able to be completed with an infusion of $3,000,000. Please disclose that the maximum proceeds from this offering will not be sufficient to complete development of a commercial product and that you will need to obtain at least $1 million of additional financing. This disclosure should also highlight that as this is a “best efforts” offering there is no assurance that the company will receive any proceeds from the offering. Please similarly revise your Liquidity and Capital Resources disclosure in MD&A.

Response: We have revised both the described disclosure and the Liquidity and Capital Resources disclosure as requested. The described disclosure has been updated to reflect the comments made, and now notes that the offering will not cover the full product development cost and that this is a best-efforts offering.

2.Please reconcile for us your disclosure that you will need a $3,000,000 infusion to complete your product with your Use of Proceeds disclosure. In this regard, we note that $1,162,000 of proceeds if 100% of primary offering shares are sold will be used for inventory and product development and that at a minimum the company needs $450,000 gross proceeds to implement its business plan and support operations over the next twelve months. Revise to describe what implementing your business plan entails.

Response: We have revised as requested. Please see the Use of Proceeds disclosure.

3.You indicate in footnote (3) to the beneficial ownership table that Digital Research Solutions, Inc. plans to distribute its shares in Jangit to its shareholders. Please tell us whether this registration statement is registering the distribution of 1.5 million Jangit shares by Digital Research Solutions to Digital Research Solutions’ shareholders. If so, revise your disclosure throughout to disclose the nature of the offering of the 1.5 million shares by Digital Research Solutions.

Response:

Thank you for your assistance and review. This Registration Statement is currently registering only Digital Research Solutions’ shares. No shares have been distributed by Digital Research Solutions, and we are not registering any other individuals’ shares other than those currently listed in our Registration Statement.

Sincerely,

Jangit Enterprises, Inc.

/s/ Kelly Kirchhoff

Chief Executive Officer